UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROGRESS ANNOUNCEMENT

PROPOSED NON-PUBLIC ISSUANCE OF A SHARES AND NON-PUBLIC ISSUANCE OF H SHARES

UNDER A SPECIFIC MANDATE

Reference is made to the announcement (the “Announcement”) dated 10 July 2018 in relation to the Non-public Issuance of A Shares and the Non-public Issuance of H Shares, the circular dated 13 August 2018, and the announcement of the poll results of the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting dated 30 August 2018 of China Eastern Airlines Corporation Limited (the “Company”). Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

1.	REFINEMENT OF THE ISSUANCE PROPOSAL OF A SHARES

Upon consideration and approval of the Board of the Company at the 2018 fourth regular meeting convened on 30 August 2018, pursuant to the authorisation of shareholders, A Shareholders and H Shareholders at the EGM, A Shareholders Class Meeting and H Shareholders Class Meeting, the Board has refined and clarified the subscribers, number of shares to be subscribed and subscription amount of the issuance proposal of the Non-public Issuance of A Shares (the “A Shares Issuance Proposal”). Details are as follows:

Original A Shares Issuance Proposal:

No.	Subscribers	Maximum number of shares to be subscribed	Proposed subscription amount (RMB)
1	Juneyao Airlines	342,465,753 shares	2,500,000,000
2	JuneYao Group and/or its designated subsidiaries	1,000,000,000 shares	7,300,000,000
3	Structural Reform Fund	273,972,602 shares	2,000,000,000

	Total	1,616,438,355 shares	11,800,000,000

The refined and clarified A Shares Issuance Proposal:

No.	Subscribers	Maximum number of shares to be subscribed	Proposed subscription amount (RMB)
1	Juneyao Airlines	342,465,753 shares	2,500,000,000
2	JuneYao Group	410,958,904 shares	3,000,000,000
3	Shanghai Jidaohang	589,041,096 shares	4,300,000,000
4	Structural Reform Fund	273,972,602 shares	2,000,000,000

	Total	1,616,438,355 shares	11,800,000,000

Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有 限公司 ) (“Shanghai Jidaohang”), incorporated on 1 August 2018, is a wholly-owned subsidiary of JuneYao Group. Its principal operations are corporate management and corporate management consultation. As of the date of publication of this announcement, the controlling shareholder of Shanghai Jidaohang is JuneYao Group and the de facto controller of Shanghai Jidaohang is Mr. Wang Junjin.

In addition, other content of the A Shares Issuance Proposal and the issuance proposal of the Non-public Issuance of H Shares have remained unchanged.

2.	SIGNING OF SUPPLEMENTAL AGREEMENT

On 30 August 2018, the Company signed a “Conditional supplemental agreement of the share subscription agreement of the Non-public Issuance of A Shares” (the “Supplemental Agreement”) with JuneYao Group and Shanghai Jidaohang. The major terms (among others) of the Supplemental Agreement are as follows:

(a)

JuneYao Group intends to subscribe not more than 410,958,904 shares (inclusive) under the Non-public Issuance of A Shares with a subscription amount of not more than RMB3,000,000,000 (inclusive). Shanghai Jidaohang intends to subscribe not more than 589,041,096 shares (inclusive) under the Non-public Issuance of A Shares with a subscription amount of not more than RMB4,300,000,000 (inclusive).

(b)

Each party agrees that JuneYao Group and Shanghai Jidaohang together act as the subscribers of the A Shares subscription agreement (the “A Shares Subscription Agreement”) entered into between the Company and JuneYao Group on 10 July 2018, and undertake all the rights, obligations, liabilities and representations, warranties and undertakings of the subscribers under the A Shares Subscription Agreement as per the A Shares Subscription Agreement and the Supplemental Agreement.

(c)

The Supplemental Agreement is valid from the date of execution by the legal representative or authorized representative of each party with company seal, and becomes effective immediately after the A Shares Subscription Agreement is in effect.

3.	APPROVAL OF SASAC AND CONSIDERATION AND APPROVAL AT THE EGM AND CLASS MEETINGS

On 29 August 2018, the Company obtained the approval of “Approval of the non-public issuance of A shares and H shares of China Eastern Airlines Corporation Limited (Guo Zi Chan Quan [2018] No.571)” (《關於中國東方航空股份有限公司非公開發行 A 股和 H 股股 份有關問題的批覆》（國資產權 [2018] 571 號）) by SASAC in respect of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

On 30 August 2018, the EGM and Class Meetings of the Company considered and approved the proposals of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares and other related resolutions.

Please note that, the Non-public Issuance of A Shares and the Non-public Issuance of H Shares shall be subject to the approval by the CSRC, the Civil Aviation Administration of China (if required) and/or the East China Regional Administration of the Civil Aviation Administration of China. There is no assurance that the Non-public Issuance of A Shares and the Non-public Issuance of H Shares will proceed. Investors are advised to exercise caution when dealing in H Shares. The Company will make timely disclosure on any matters in relation to the further details of the Non-public Issuance of A Shares and the Non-public Issuance of H Shares.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 30 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).